Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, IL 60606

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

December 28, 2023

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission (the “Commission”)

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamilton and Lisa Larkin

Re:	RiverNorth Opportunities Fund, Inc. (the “Fund” or the “Registrant”) (File Nos. 333-274473; 811-22472); Response to Examiner Comments on N-2

Dear Mses. Hamilton and Larkin:

This letter responds to the staff’s comments that you provided via telephone on October 12, 2023 and October 24, 2023, in connection with your review of the Fund’s above-referenced registration statement (“Registration Statement”) on Form N-2. The changes to the Fund’s disclosure discussed below will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

ACCOUNTING

1.	The Staff notes that the Fund’s expense structure appears to be a unitary fee structure whereby the Adviser is obligated to pay service providers on behalf of the Fund. Please supplementally describe if the Adviser is current with all payments to the Fund’s service providers. Additionally, please supplementally describe if the agreements filed with the Commission contain provisions whereby the Fund is contractually obligated to pay such service providers.

The Fund confirms that the Adviser is current on all payments to the Fund’s service providers.

The Fund further confirms that with respect to its agreements with its service providers, such as the Administration Agreement, Custodian Agreement and Transfer Agency Agreement, the Fund is contractually responsible to pay for such services. It is possible that the Fund could be held liable for these expenses if the Adviser were to default. However, the Adviser is contractually obligated to pay these expenses of the Fund, and this contractual obligation may not be terminated so long as the Advisory Agreement is in effect without the approval of shareholders.

2.	Please update the Summary of Fund Expenses table to reflect the most recent annual report filed.

The Registrant confirms that the Summary of Fund Expenses table will be updated to reflect the most recent annual report filed in the Revised Registration Statement.

3.	Please update the Information Regarding Senior Securities table to reflect the most recent annual report filed.

The Registrant confirms that the Information Regarding Senior Securities table will be updated to reflect the most recent annual report filed in the Revised Registration Statement.

4.	Please update the Incorporation by Reference section to include the most recent annual report filed.

The Registrant confirms that the Incorporation by Reference section will be updated to include the most recent annual report filed in the Revised Registration Statement.

DISCLOSURE

1.	Please confirm that the Financial Highlights section will be updated to reflect the most recent annual report filed.

The Registrant confirms that the Financial Highlights will be updated to reflect the most recent annual report filed in the Revised Registration Statement.

2.	Please confirm that there will not be a repurchase plan within 60 days of an initial public offering (“IPO”).

The Registrant confirms that there will not be a repurchase plan within 60 days of an IPO.

3.	Please confirm that there are no substantive changes in the Investment Restrictions section of the Statement of Additional Information (“SAI”).

The Registrant confirms that there are no substantive changes in the Investment Restrictions section of the SAI.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107.

Sincerely,

/s/ David L. Williams
David L. Williams

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